Filed pursuant to Rule 433

Registration No. 333-166774

April 3, 2013

Final Term Sheet

2.50% First Mortgage Bonds due 2023

Secured Medium-Term Notes, Series I

IDAHO POWER COMPANY

Issuer: Idaho Power Company

Trade Date: April 3, 2013

Original Issue Date/Settlement Date: April 8, 2013, which is the third business day following the Trade Date

Principal Amount: $75,000,000

Price to Public: 99.501% of Principal Amount, plus accrued interest from the Original Issue Date

Purchasers’ Discount: 0.625%

Proceeds to the Company: 98.876%

Interest Rate: 2.50% per annum

Anticipated Ratings:*

Standard & Poor’s Ratings Services: “A-”

Moody’s Investors Service: “A2”

Anticipated Use of Proceeds: Together with the net proceeds of First Mortgage Bonds due 2043 offered concurrently with the notes offered hereunder, to pay at or prior to maturity $70 million of Idaho Power Company’s 4.25% First Mortgage Bonds due October 2013 and to fund a portion of Idaho Power Company’s capital requirements. If Idaho Power Company does not use the net proceeds immediately, it will temporarily invest them in short-term investments

Interest Payment Dates: April 1 and October 1, commencing October 1, 2013

Redemption: As specified in Pricing Supplement No. 5 dated April 3, 2013

Make-whole Call: Prior to January 1, 2023, the greater of (i) 100% of the principal amount to be redeemed and (ii) an amount to be determined using a discount rate equal to the Treasury Rate plus 15 basis points

Par Call: On or after January 1, 2023, 100% of the principal amount to be redeemed

Maturity Date: April 1, 2023

CUSIP: 45138LBB8

Purchasers:

Wells Fargo Securities, LLC ($20,625,000)

J.P. Morgan Securities LLC ($18,750,000)

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated ($18,750,000)

KeyBanc Capital Markets Inc. ($5,625,000)

BNY Mellon Capital Markets, LLC ($3,750,000)

Mitsubishi UFJ Securities (USA), Inc. ($3,750,000)

U.S. Bancorp Investments, Inc. ($3,750,000)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC, toll free at 1-800-326-5897, J.P. Morgan Securities LLC, collect at 1-212-834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322.